Arrival
60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg

August 8, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gregory Herbers

Re:	Arrival
Registration Statement on Form F-3
Filed on August 2, 2022
File No. 333-266472

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arrival (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 10, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Linklaters LLP, request by telephone that such Registration Statement be declared effective.

Please contact Jeffrey Cohen of Linklaters LLP, counsel to the Company, at (212) 903-9014, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

/s/ John Wozniak

John Wozniak
Chief Financial Officer